



CMG Holdings Group, Inc.
Investment Highlights
Winter 2020

EXECUTIVE TEAM:

Glenn Laken: *Chairman of the Board, CEO:* Glenn Laken has been running Companies and working on investment banking deals since he was in his 20's, from running a large scale meat packing plant in his twenties, to being an owner of a large brokerage house with over a 100 offices in the 1980's. Glenn has traded commodities and stock for both himself and wealthy clients for 40 years. In the late 1990's, he bought the iconic Cigarette Racing boat company for $6.5MM when it was in distress, and three years later sold it for $22.5MM. Glenn has been involved with many small public companies as an advisor and consultant. Glenn became involved with CMGO as a consultant in 2010/2011 and, displeased with what he found, and put together a shareholder group to remove management in 2012. 18 months later, the Board appointed him as Chairman & CEO, positions he has held since then whereby he executed a turnaround of the Company to its healthy status today

Vik Grover. *SVP Corp Dev:* 25 years' experience as a sell-side analyst and investment banker and public company executive.

EMPLOYEES & CONTRACTORS:
5 full-time employees, 30 contractors.

HEADQUARTERS
Chicago, IL (XA New York, NY)

SHARES O/S A/S:
441,047,016; 450,000,000

CASH:
$501,076

THIRD-PARTY DEBT:
$190,856

NOLs:
$15.3MM

FINANCING SOUGHT:
None (M&A TBD)

REVENUE/PROFIT RUN RATE:
$2.0MM / $500k

LITIGATION RECEIVABLE
$1.2MM (payments scheduled into 2021)

AUDIT FIRM:
BF Borgers CPA PC

LEGAL COUNSEL:
Morgan E. Petitti, Esq.

TRANSFER AGENT
Corporate Stock Transfer

Investment Highlights

- **CMG Holdings Group, Inc. (CMGO) is a diversified company involved in experiential advertising and strategic investments.**
- **The Company has completed a turnaround characterized by new management returning the organization to profitable growth, settling legal claims against prior executives/owners, and boosting the balance sheet by building cash.**
- **The Company's operating unit – XA – is growing rapidly and generating substantial annual revenues and profit of $2MM+ and $500K+.**
- **Management has authorized a 100MM share repurchase which is currently underway. 8.6MM shares have been retired to date.**
- **Management is reviewing opportunistic horizontal and vertical acquisitions to add scale, expand into the digital media market, and accelerate growth.**
- **Analysis of advertising comparables combined with the Company's cash legal settlement, net of third-party debt, suggests CMGO has a potential fair value of $0.03-$0.05/share, suggesting potential upside for value-minded investors.**

CMG Holdings Group, Inc. Description

CMG Holdings Group, Inc. (CMGO) is a full-service marketing and communications holding company. CMGO's mission is to build a national platform of exceptional companies that deliver solutions in the areas of alternative advertising, social media marketing services, event management and commercial rights. CMGO is seeking to expand its national presence via its acquired companies, capitalizing on their intellectual properties, patents, sales and marketing, new product development and continued operations via economic recovery. CMGO owns and operates two wholly owned subsidiaries: XA, The Experiential Agency, Inc. – an operating subsidiary, and Lincoln Acquisition Corp. – a special purpose vehicle formed for investment purposes including executing the Company's authorized 100MM share buyback in the open market.

XA Subsidiary Description

The Experiential Agency ("XA"), CMGO's wholly owned operating subsidiary, is an award-winning comprehensive event marketing and PR agency. XA builds unforgettable global experiential platforms that help brands thrive. XA creates innovative and unique experiences that tell clients' story and engages their audiences, helping to enhance brand perception and influence targets. XA conceives and creates multi-faceted branding campaigns that capture Companies' persona and achieves Corporate advertising and marketing objectives, thereby enhancing performance in the marketplace. XA has built everything from simple sets to elaborate large-scale immersive experiences. The business' one-of-a-kind custom fabrication can be seen at high-profile corporate events, trade shows, product launches, fashion shows, retail store openings, pop-up shops and mobile tours. XA's artists, fabricators and craftsmen can bring any vision to life. The business crafts sophisticated digital and interactive experiences that drive engagement in the virtual space that expand reach and amplifies clients' message. XA works with clients to develop a comprehensive strategic roadmap, thereby becoming experts in understanding clients' brand architecture, industry, and competitive landscape and target audiences. XA aligns creative strategy with top-level implementation across multiple branded platforms. The business has instant access to top talent, drawing from over 40,000 top models and brand ambassadors worldwide. XA can provide the right person for any scenario, anywhere on the planet establishing benchmarks and make sure you reach goals.

Industry Need

Traditional marketing was designed to create a message and distribute that message as efficiently and effectively as possible. Experiential advertising uses modern forms of

communication and interactivity to approach marketing from a different, more personal angle. It combines salesmanship with the ability to connect with consumers and give them something to encounter and interact with, rather than just see or listen to. "Experiential marketing reaches out to the consumer prior to the actual purchase event in a retail store and gives them enough information about the product to motivate them to go to the retail store to make the purchase," according to Augustine Fou of Marketing Science Consulting Group.

Experiential advertising became possible in the 1990's and began to develop in the 2000's as businesses sought new ways to reach out to consumers in meaningful ways. Too often, consumers ignored traditional ads, commercials, radio spots and other marketing techniques that had oversaturated the market and become easy to dismiss or forget. To make marketing memorable again, companies began to seek innovate ways of displaying messages to customers so that their engagement or direct involvement was a necessary part of the experience.

There is no single type of experiential marketing because the goal is to create a unique experience in which the consumer can take part. But many efforts include mobile or digital aspects that give customers abilities -- such as rating products or making suggestions to friends. The booth is another common technique. The business typically creates a booth either at a trade fair or just at the side of a street where it can share products and services in a direct way with consumers. If a consumer can touch or use a product or take part in an event surrounding a product, then it is usually considered experiential. In the case of XA, the business creates entire events encompassing the tenets and beliefs of the corporate brand, which illustrates the value of their specific products and services.

Opportunity

At a booth, if a company has products out that can be tested by consumers, such as electronic devices, this shows a very common use of experiential advertising. Online methods are also possible. Volkswagon created a dedicated, interactive site in the late 2000's that showed what it was like to drive at nighttime in order to highlight the night features of its cars. Aveda showcased its bath products by offering them in hotel rooms for customers to try. Some businesses use "street teams" of walkers with ads on their clothes, backpacks or signs they hold, potentially combined with produce offerings. There is some disagreement in marketing theory as to what counts as experiential marketing. Some say that online applications do not count since consumers are not physically involved with the product, while others say that online outreach counts as experiential if it gives the user a new experience or requires participation.

Issues with Making the Switch for Large Companies. Large companies are typically those that have enough marketing power to invest in experiential advertising. However, large companies are also those that have used traditional marketing techniques the longest and have significant funds already invested in them. This makes it difficult for these companies to understand, let alone pay for, experiential advertising. Smaller companies with out-of-the-box thinking and direct, cost-effective approaches can often turn to experiential advertising more easily, according to author Brian Solis in "Engage."



Blue Chip Customer List; Substantial Repeat Business

The following are examples of XA's blue chip customer base, of which many sign on for follow-on orders: Adidas, American Express, BeautyCounter, Belkin, Birchbox, Bloomberg, Boxed Water, Bravo, Activision Blizzard (Candy Crush), Cotton, Covergirl, Diageo, Coca Cola, The Walt Disney Company, Emirates, Glaad, Alphabet (Google), H&M, AT&T (WarnerMedia/HBO), Hermes, Illy, J.CREW, Jeremy Scott, Lacoste, Lyft, L'Oréal, Madewell, Marriott International, Miansai, Michael Kors, Milk Bar, Moet, Momofuku, Moschino, Mr. Porter, Comcast (NBC), Pax, Pernod Ricard, Perrier, Polaris, Pommery, Prive Rivaux, ViacomCBS (Showtime), Sonic, Stella Artois, Svedka, Tag Heuer, The Sims, Tidal, Timberlake, Uber, USA UNICEF, Vice, Vimeo, W Hotels.

(J.CREW, Jeremy Scott, Moschino, Timberlake, Lyft are examples of repeat customers; XA currently has multiple six-figure and seven-figure contracts in various stages of negotiation).

The following sample engagements illustrate the quality of XA's business model and contract wins:

Bravo – Tope Chef Tour: XA took Bravo's hit series "Top Chef" on tour making stops in 22 U.S. cities. Fans could meet contestants from the series, get autographs, buy merchandise and taste dishes from the chefs in a sleek designed restaurant setting. Guests also participated in a host of quickfire challenges from the show. The Tour generated over 7,000 consumer impressions per day interacting with thousands of fans and affiliates nationwide along the way.



Moschino - Met Ball Arrival & After Party: XA was tasked to coordinate the movements of all of Moschino's A-List Met Ball Guests in a single vehicle that could accommodate a 4-foot-wide 7-foot-tall chandelier dress and headpiece. Working together with the New York City Police, Vogue and the brand XA created an unexpected and unforgettable Met Ball moment - the arrival of Jeremy Scott, Gwen Stefani ,Katy Perry, Bella Hadid, Tracey Ellis Ross, Sarah Paulson, Maluma, and Violet Chachki all in unison on a branded double decker bus. Immediately following the Met Ball, XA produced and managed

Moschino's Ball After the Ball. The celebrity heavy celebration of Notes on Camp was attended by Jeremy Scott, Katy Perry, Gwen Stefani, Maluma, Voilet Chachki, Kacey Musgraves, Karli Kloss, Brad Goreski, Taylor Hill, Daphne Groeneveld, Dilone and Amanda LePore and featured DJ sets by The Mishapes, Jodie Harsh and Mia Moretti.

BeautyCounter – NYC Pop Up Store - A designed and produced a day pop up for BeautyCounter. The three-day pop up was designed to introduce the new product line to editors and regional sales consultants as well as consumers. XA transformed a 10,000 square foot empty retail store in 24 hours. The pop up featured a wall with the brand's manifesto, an ingredient bar where consumers could get smoothies made with the same natural ingredients found in their products, multiple product displays and an area where consumers could call their state senators to demand strict regulations on beauty products incorporating harmful ingredients. The pop up welcomed over 10,000 consumers throughout the opening.

M&A
The experiential advertising industry is fragmented, with numerous smaller operators in many cases larger (i.e., $10M+ top line) and in some cases similar to XA's size ripe for consolidation. Examples include MKG, Jack Morton, TH Production and David Stark Design & Production, which are logical horizontal merger and acquisition targets for CMGO *vis a vis* XA. Meanwhile, larger integrated advertising firms such as WPP Group (London $19.0 billion), Omnicom Group (New York City $15.3 billion), Publicis Groupe (Paris $9.6 billion), Interpublic Group (New York City $7.5 billion) and Dentsu (Tokyo $6.0 billion) offer experiential advertising services as part of their broader offering to corporates. Management has been reviewing numerous acquisition opportunities in the sector and is contemplating moving into the digital advertising space for growth in that multi-billion-dollar opportunity, which would not only provide a catalyst for growth but potentially lead to multiple expansion for investors.

FINANCIAL TRAJECTORY ILLUSTRATES STRONG TURNAROUND
CMGO executed against internal projections during the three-month period ending September 30, 2019. Total revenues of $448K were up 93% YoY from 233k during same period in 2018, generating a net profit of $147K - a significant increase from a net profit of $12K in 3Q18. XA remains debt-free going into the fourth quarter. In addition, cash on hand is $501K, up 23% from $409K at the end of the second quarter. XA's third quarter was defined by numerous jobs for significant new clients with large experiential budgets, including Timberland. Having just successfully produced a second Timberland event at the beginning of the December quarter, XA is now being considered for a much larger role in their experiential program at a meeting this week. In addition, J.Crew has scheduled meetings with XA's design and production team, and management anticipates bigger projects coming from that client over the coming months. Separately, CMGO is beginning a tender offer for 38.5MM shares of restricted stock to reduce the outstanding shares in the Company's float. If successful, the Company will reduce the O/S by approximately 8.5%. Further, management scheduled a mediation session with the hope of resolving a malpractice lawsuit recently filed against former legal counsel. Overall, XA's September quarter was very busy with business from a number of new clients. All of these customers have the potential to bring in significant business (e.g., $100K-$1MM+) in the future. As management executes its plans and XA continues to increase market share, management is optimistic that the market will reward CMGO with a fair valuation versus its peer group and prior financial performance.

COMPARABLES / VALUATION ANALYSIS

Large diversified advertising companies - WPP, Omnicom, Publicis, The Interpublic Group – currently trade at median enterprise value (EV) to sales and earnings multiples of 1.0x-1.5x and 12x-20x, respectively. Applying these multiples – acknowledging XA's smaller scope and scale but offset by the Company's high growth and profitability, opportunity for accretive M&A and peak revenues of $12MM, adjusted for net cash, expected legal recoveries of $1.2MM and stock buybacks, supports a fair value for CMGO of roughly $13.5-$20.5MM, or $0.03-$0.05/share, suggesting potential upside from current levels.

	2017A	2018A	1Q19A	2Q19A	3Q19A
Revenues:					
XA	$ 797,940	$ 1,151,959	$ 438,694	$ 976,119	$ 300,727
Other	-	121,000	268,198	148,000	148,000
Total revenues	797,940	1,272,959	716,892	1,064,842	448,727
Gross profit	347,569	157,273	364,714	416,036	331,577
EBIT	(41,430)	(144,517)	205,383	275,099	147,050
Net income	$ (41,430)	$ 45,483	$ 565,383	$ 481,066	$ 147,050
EPS	$ (0.0001)	$ 0.0001	$ 0.0013	$ 0.0011	$ 0.0003
Cash	39,566	162,931	317,359	409,589	501,076
Third-party debt	275,000	275,000	275,000	275,000	250,000

Further detail on CMGO's historical financials is available at OTCMarkets @ https://www.otcmarkets.com/stock/CMGO/disclosure

Additional Information

Please contact Glenn Laken, Chairman & CEO, CMG Holdings Group, Inc. at (773) 770-3440 or glennlaken@cmgholdingsinc.com for additional information.

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